UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)

BTRS HOLDINGS INC.
(Name of Subject Company and Filing Person (Issuer))

Warrants to Acquire Shares of Class 1 Common Stock
(Title of Class of Securities)

11778X112
(CUSIP Number of Class of Securities)

Flint A. Lane
Chief Executive Officer
1009 Lenox Drive, Suite 101
Lawrenceville, NJ 08648
Tel: (609) 235-1010
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Nicole Brookshire
Matthew Browne
Reid Hooper
Cooley LLP
500 Boylston Street
Boston, MA 02116
Tel: (617) 937-2300

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$24,870,407.08	$2,305.49

(1)
Estimated solely for purposes of calculating the amount of the filing fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on the product of (i) $1.99, the average of the high and low prices per warrant (the “Warrants”), each whole warrant exercisable for one share of Class 1 common stock, $0.0001 par value per share (the “Common Stock”), at an exercise price of $11.50 per share of BTRS Holdings Inc. (the “Company”) on November 17, 2021, as reported on the Nasdaq Capital Market, and (ii) 12,497,692, the estimated number of Warrants to be exchanged in the transaction.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and the Fee Rate Advisory #1 for Fiscal Year 2022, issued August 23, 2021, by multiplying the transaction value by 0.0000927.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,305.49	Filing Party: BTRS Holdings Inc.
Form or Registration No.: Form S-4 (File No. 333-261166)	Date Filed: November 18, 2021

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with U.S. Securities and Exchange Commission (the “SEC”) on November 18, 2021 (as amended, the “Schedule TO”) relating to the offer by the Company to each holder of the Company’s warrants (each, a “Warrant”) to purchase shares of the Company’s Class 1 common stock, par value $0.0001 per share (“Common Stock”), to receive 0.30 shares of Common Stock in exchange for every outstanding Warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated November 18, 2021 (the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal and Consent, a copy of which is attached hereto as Exhibit (a)(1)(B).

Concurrently with the Offer, we solicited consents (the “Consent Solicitation”) from holders of the Warrants to amend the Warrant Agreement (the “Warrant Amendment”), dated as of June 19, 2019, by and between South Mountain Merger Corp. and Continental Stock Transfer & Trust Company to permit the Company to require that each Warrant that is outstanding upon the closing of the Offer be converted into 0.27 shares of Common Stock, which is a ratio 10% less than the exchange ratio applicable to the Offer. Pursuant to the terms of the Warrant Agreement, all except certain specified modifications or amendments require the vote or written consent of holders of at least 50% of the Warrants.

The purpose of this Amendment is to amend and supplement the Schedule TO to (i) update Item 11 of the Schedule TO to report the final results of the Offer, and (ii) update Item 12 of the Schedule TO to (a) include the final Prospectus/Offer to Exchange, dated December 16, 2021, which forms part of the Registration Statement on Form S-4 (“Registration Statement”) declared effective by the SEC on December 16, 2021 and (b) a press release issued by the Company on December 17, 2021, announcing the results of the Offer and the effectiveness of the Registration Statement.

Only those items amended are reported in this Amendment. Except as specifically provided herein, the information in the Schedule TO, the Prospectus/Offer to Exchange and in the related Letter of Transmittal and Consent, including all schedules and exhibits thereto, remains unchanged. This Amendment should be read with the Schedule TO, the Prospectus/Offer to Exchange and the Letter of Transmittal and Consent.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding at the end thereof the following text:

The Offer and Consent Solicitation expired at one minute after 11:59 p.m., Eastern Standard Time, on December 16, 2021. The Company has been advised that 12,391,408 Warrants (including 30,171 Warrants tendered through guaranteed delivery), or approximately 99.2% of the outstanding Warrants, were validly tendered and not validly withdrawn prior to the expiration of the Offer and Consent Solicitation. The Company expects to accept all validly tendered Warrants for exchange and settlement on or before December 21, 2021. In addition, pursuant to the Consent Solicitation, the Company received the approval of approximately 99.2% of the outstanding Warrants to the Warrant Amendment, which exceeds the 50% of the Warrants required to effect the Warrant Amendment.  On December 17, 2021, the Company and Continental Stock Transfer & Trust Company entered into the Warrant Amendment and announced that it will exercise its right to exchange all remaining outstanding Warrants for shares of Common Stock in accordance with the terms of the Warrant Amendment, and has fixed December 31, 2021 as the exchange date.

On December 17, 2021, the Company issued a press release announcing the final results of the Offer and Consent Solicitation as set forth above and also the Company’s entry into the Warrant Amendment. A copy of the press release is filed as Exhibit (a)(5)(B) to the Schedule TO and is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description
(a)(l)(A)	Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange filed pursuant to Rule 424(b)(3) by the Company with the SEC on December 16, 2021).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on November 18, 2021).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by the Company with the SEC on November 18, 2021).
(a)(1)(D)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed by the Company with the SEC on November 18, 2021).

(a)(1)(E)
Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed by the Company with the SEC on November 18, 2021).

(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A)).
(a)(5)(A)	Press Release, dated November 18, 2021 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on November 18, 2021).
(a)(5)(B)	Press Release, dated December 17, 2021 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on December 17, 2021).
(b)	Not applicable.
(d)(i)
Business Combination Agreement, dated as of October 18, 2020, by and among South Mountain Merger Corp., BT Merger Sub I, Inc., BT Merger Sub II, LLC and Factor Systems, Inc. (d/b/a Billtrust) (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on January 14, 2021).

(d)(ii)
Amendment to Business Combination Agreement, dated as of December 13, 2020, by and among South Mountain Merger Corp., BT Merger Sub I, Inc., BT Merger Sub II, LLC and Factor Systems, Inc. (d/b/a Billtrust) (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Company on January 14, 2021).

(d)(iii)
Second Amended and Restated Certificate of Incorporation of the Company, dated January 12, 2021 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Company on January 14, 2021).

(d)(iv)	Amended and Restated Bylaws of the Company dated January 12, 2021 (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by the Company on January 14, 2021).
(d)(v)	Form of Common Stock Certificate of the Company (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Company on January 14, 2021).
(d)(vi)	Form of Warrant Certificate of the Company (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Company on January 14, 2021).
(d)(vii)
Warrant Agreement dated June 19, 2019, by and between South Mountain Merger Corp. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed by the Company on June 25, 2019).

(d)(viii)
Employment Agreement between Factor Systems, Inc. (d/b/a Billtrust) and Flint A. Lane dated August 1, 2014, as amended by First Amendment to Employment Agreement dated May 18, 2017 and Second Amendment to Employment Agreement dated October 14, 2020 (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Company on January 14, 2021).

(d)(ix)
Employment Agreement between Factor Systems, Inc. (d/b/a Billtrust) and Steven Pinado dated March 28, 2018, as amended by First Amendment to Employment Agreement dated October 14, 2020 (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed by the Company on January 14, 2021).

(d)(x)
Employment Agreement between Factor Systems, Inc. (d/b/a Billtrust) and Mark Shifke dated March 10, 2020 (incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K filed by the Company on January 14, 2021).

(d)(xi)
Employment Agreement between Factor Systems, Inc. (d/b/a Billtrust) and Joe Eng dated February 24, 2020 (incorporated by reference to Exhibit 10.10 to the Current Report on Form 8-K filed by the Company on January 14, 2021).

(d)(xii)	BTRS Holdings Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Company on January 14, 2021).
(d)(xiii)	BTRS Holdings Inc. Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Company on January 14, 2021).

(d)(xiv)
Form of Subscription Agreement, dated as of October 18, 2020, by and between the Company and the investors party thereto (incorporated by reference to Exhibit 10.1 filed to the Current Report on Form 8-K filed by the Company on January 14, 2021).

(d)(xv)
Form of Indemnification Agreement by and between the Company and its directors and officers (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on January 14, 2021).

(d)(xvi)
Amended and Restated Registration Rights Agreement, dated October 18, 2020, by and among the Company and certain stockholders of the Company (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed by the Company on January 14, 2021).

(d)(xvii)	Form of Dealer Manager Agreement (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form S-4 filed by the Company with the SEC on November 18, 2021).
(d)(xviii)
Form of Tender and Support Agreement, dated November 17, 2021 by and between the Company and Supporting Stockholders (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form S-4 filed by the Company with the SEC on November 18, 2021).

(d)(xix)
Amendment No. 1 to Warrant Agreement, dated December 17, 2021, by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the SEC on December 17, 2021).

(g)	Not applicable.
(h)	Tax Opinion of Cooley LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on November 18, 2021).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2021	BTRS HOLDINGS INC.

	By:	/s/ Mark Shifke
Mark Shifke
Chief Financial Officer